SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.1)*
BRAVO BRIO RESTAURANT GROUP, INC.
 (Name of Issuer)
Common Stock
 (Title of Class of Securities)
10567B109
(CUSIP Number)
December 31, 2012
 (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 10567B109
(1) Names of reporting persons

     Galt Investment Management LLC, 13-4336603
(2) Check the appropriate box if a member of a group
   (a) [ ]
   (b) [X]
(3) SEC use only
(4) Citizenship or place of organization

      Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power

  Galt Investment Management LLC ? 0 shares
(6) Shared voting power

  Galt Investment Management LLC ? 1,503,858 shares
  Refer to Item 4 below.
(7) Sole dispositive power

  Galt Investment Management LLC ? 0 shares
(8) Shared dispositive power

  Galt Investment Management LLC ? 1,503,858 shares
  Refer to Item 4 below.
(9) Aggregate amount beneficially owned by each reporting person

      Galt Investment Management LLC ? 1,503,858 shares
      Refer to Item 4 below.
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

      Not Applicable
(11) Percent of class represented by amount in Row (9)

      Galt Investment Management LLC ? 7.6%
      Refer to Item 4 below.
(12) Type of reporting person (see instructions)

      Galt Investment Management LLC ? IA




CUSIP No. 10567B109
(1) Names of reporting persons

     Jeffrey Lick
(2) Check the appropriate box if a member of a group
   (a) [ ]
   (b) [X]
(3) SEC use only
(4) Citizenship or place of organization

     United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power

 Jeffrey Lick ? 0 shares
(6) Shared voting power

 Jeffrey Lick ? 1,503,858 shares
 Refer to Item 4 below.
(7) Sole dispositive power

 Jeffrey Lick ? 0 shares
(8) Shared dispositive power

 Jeffrey Lick ? 1,503,858 shares
 Refer to Item 4 below.
(9) Aggregate amount beneficially owned by each reporting person

     Jeffrey Lick ? 1,503,858 shares
     Refer to Item 4 below.
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

     Not Applicable
(11) Percent of class represented by amount in Row (9)

     Jeffrey Lick ? 7.6%
     Refer to Item 4 below.
(12) Type of reporting person (see instructions)

     Jeffrey Lick ? IN


Item 1
(a) Name of issuer:
Bravo Brio Restaurant Group, Inc.
(b) Address of issuer's principal executive offices:
777 Goodale Boulevard
Suite 100
Columbus, OH 43212

Item 2
(a) Name of person filing:
Galt Investment Management LLC
Jeffrey Lick
(b) Address or principal business office or, if none, residence:
 Galt Investment Management LLC
 Jeffrey Lick
 53 State Street, 6th Floor
 Boston, MA 02109
(c) Citizenship:
Galt Investment Management LLC ? Delaware
Jeffrey Lick ? United States of America
(d) Title of class of securities:
Common Stock
(e) CUSIP No.:
10567B109
Item 3. If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) [ ] An investment adviser in accordance with ?240.13d-
1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with ?240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with ?240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] A non-U.S. institution in accordance with ?240.13d-
1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with ?240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with ?240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned**:
     Galt Investment Management LLC ? 1,503,858 shares
     Jeffrey Lick ? 1,503,858 shares
(b) Percent of class**:
     Galt Investment Management LLC ? 7.6%
     Jeffrey Lick ? 7.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote**
     Galt Investment Management LLC ? 0 shares
     Jeffrey Lick ? 0 shares
(ii) Shared power to vote or to direct the vote**
     Galt Investment Management LLC ? 1,503,858 shares
     Jeffrey Lick ? 1,503,858 shares

(iii) Sole power to dispose or to direct the disposition of** Galt Investment Management LLC ? 0 shares
     Jeffrey Lick ? 0 shares
(iv) Shared power to dispose or to direct the disposition of** Galt Investment Management LLC ? 1,503,858 shares
     Jeffrey Lick ? 1,503,858 shares
** Shares reported for Galt Investment Management LLC (the ?Manager?) reflect the shares held of record by two private investment funds of which the Manager serves as the investment manager. The Manager has voting and investment control over the shares reported for such entities herein, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Shares reported for Jeffrey Lick reflect the shares reported for the Manager, of which Jeffrey Lick is the managing member, and in such capacity, Jeffrey Lick may be deemed to have voting and investment control over such shares. Jeffrey Lick disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.
Item 5. Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Item 6. Ownership of More than 5 Percent on Behalf of Another
Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the
Group
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2014

      GALT INVESTMENT MANAGEMENT LLC
By: /s/ Jeffrey Lick, Managing
Member

      JEFFREY LICK
      By: /s/ Jeffrey Lick, individually







Exhibit 1


JOINT FILING AGREEMENT

    This Joint Filing Agreement, dated as of February 13, 2014, is by and between Galt Investment Management LLC and Jeffrey
Lick, an individual (the foregoing are collectively referred to herein as the ?Filers?).

    Each of the Filer may be required to file with the United States Securities and Exchange Commission a statement on
Schedule 13G with respect to shares of Common Stock of Bravo Brio Restaurant Group, Inc., beneficially owned by them from time to time.

    Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on
Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

    This Joint Filing Agreement may be terminated by any of the Filers upon one week?s prior written notice or such lesser period of notice as the Filers may mutually agree.

    Executed and delivered as of the date first above written.


      GALT INVESTMENT MANAGEMENT LLC
      By: /s/ Jeffrey Lick, Managing
Member

      JEFFREY LICK
      By: /s/ Jeffrey Lick, individually